                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549


                                  FORM 11-K
                                ANNUAL REPORT


      [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND
EXCHANGE ACT OF 1934 (No fee required)

      For the fiscal year ended                 December 31, 2000
                                ---------------------------------------------



                                      Or

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 (No Fee Required)

      For the transition period from                    to
                                     ------------------    ------------------

      Commission file number 0-22008

      A.  Full title of the Plan:

             The Southwest Bank 401(k) Retirement Savings Plan

      B. Name of the issuer of securities held pursuant to the Plan and the address of its principal executive offices:

             Mississippi Valley Bancshares, Inc.
             13205 Manchester Road
             St. Louis, MO 63131

                             REQUIRED INFORMATION


    Attached hereto and incorporated herein by reference are the following financial statements and exhibits:

    (a)   Financial Statements
          --------------------

          (i)     Report of Independent Auditors
          (ii)    Statements of Net Assets Available for Benefits
          (iii)   Statements of Changes in Net Assets Available for Benefits
          (iv)    Notes to Financial Statements
          (v)     Schedules

                  A. Schedule of Assets (Held at End of Year)
                  B. Reportable Transactions - None

    (b)   Exhibits
          --------

          (23)    Consent of Ernst & Young LLP


                                  SIGNATURES

    The Plan.     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      The Southwest Bank 401(k)
                                      Retirement Savings Plan



                                      By: /s/ Donna F. Bess
                                          -----------------------------------
                                              Donna F. Bess
                                              Vice President

Date:  June 25, 2001

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


Southwest Bank

401(k) Retirement Savings Plan

Years Ended December 31, 2000 and 1999

                                Southwest Bank
                        401(k) Retirement Savings Plan

                             Financial Statements
                          and Supplemental Schedule

                    Years Ended December 31, 2000 and 1999




                                   CONTENTS

Report of Independent Auditors                                             1

Financial Statements

Statements of Net Assets Available for Benefits                            2
Statements of Changes in Net Assets Available for Benefits                 3
Notes to Financial Statements                                              4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)             9

                        Report of Independent Auditors

The Trustees
Southwest Bank
  401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Southwest Bank 401(k) Retirement Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                     /s/ Ernst & Young LLP

June 5, 2001

                               Southwest Bank
                        401(k) Retirement Savings Plan

               Statements of Net Assets Available for Benefits

                                                      DECEMBER 31
                                                 2000              1999
                                            --------------------------------
ASSETS
Investments, at fair value:
   Money market funds                         $  663,214        $  555,072
   Mutual funds                                  500,013           285,559
   Common stock                                8,339,887         7,476,489
                                            --------------------------------
Total investments                              9,503,114         8,317,120

Receivables:
   Employer's contribution                        51,565            15,364
   Participants' contribution                     16,592            44,873
   Dividend receivable                            30,668            26,341
                                            --------------------------------
                                                  98,825            86,578
                                            --------------------------------
Net assets available for benefits             $9,601,939        $8,403,698
                                            ================================

See accompanying notes.

                                     Southwest Bank
                              401(k) Retirement Savings Plan

                Statements of Changes in Net Assets Available for Benefits

                                                                YEAR ENDED DECEMBER 31
                                                                2000              1999
                                                           -------------------------------
Additions:
   Interest income                                           $   34,143      $    25,548
   Dividend income                                              112,684          103,665
   Contributions:
     Participants                                               586,968          536,436
     Employer                                                   186,773          165,932
                                                           -------------------------------
                                                                773,741          702,368
                                                           -------------------------------
Total additions                                                 920,568          831,581

Deductions:
   Benefits paid to participants                                322,398          368,596
                                                           -------------------------------
                                                                598,170          462,985

Net realized and unrealized appreciation
   (depreciation) in fair value of investments                  600,071       (1,698,137)
                                                           -------------------------------

Net increase (decrease) in net assets available for
   benefits                                                   1,198,241       (1,235,152)
Net assets available for benefits at beginning of
   year                                                       8,403,698        9,638,850
                                                           -------------------------------
Net assets available for benefits at end of year             $9,601,939      $ 8,403,698
                                                           ===============================

See accompanying notes.

                                Southwest Bank
                        401(k) Retirement Savings Plan

                        Notes to Financial Statements

                              December 31, 2000

1. DESCRIPTION OF THE PLAN

The following description of the Southwest Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description of the plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan established by Southwest Bank (the Company), a wholly owned subsidiary of Mississippi Valley Bancshares, Inc., as of November 26, 1986 and was amended and restated effective January 1, 1997 to comply with recent changes in the law.

The Plan is a defined contribution plan covering all employees of the Company and electing affiliates who have reached age 21 and have completed one year of continuous service or were otherwise an eligible employee on or before November 26, 1986. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Employees may elect to contribute up to 18 percent of their pretax compensation, as defined. The Company matches 50 percent of employees' contributions up to a maximum of 5 percent of pretax compensation. Additional amounts may be contributed at the discretion of the Company, but there were no such contributions in 2000 or 1999.

All contributions are subject to applicable limitations.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each participant in the Plan. In addition to participants' contributions, each participant's account is credited with the Company's matching contribution and plan earnings. Investment earnings are allocated daily to each participant by investment fund based on that participant's share of total investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                Southwest Bank
                        401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

VESTING

Participants are immediately vested in their voluntary contributions and the related earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service, with participants being 50 percent vested after three years of service, 75 percent vested after four years, and 100 percent vested after five years of service.

PARTICIPANT WITHDRAWALS AND DISTRIBUTIONS

Participants, while employed by the Company, may elect to withdraw all or a portion of their vested Company contribution account value upon attainment of age 59 1/2 or sooner if they experience a financial hardship, as defined in the Plan, subject to Internal Revenue Code (IRC) limitations and possible penalties.

Upon termination of service, a participant or the participant's beneficiary may elect to receive his or her vested account value in the form of a lump-sum distribution or may elect to roll over the vested account value to an individual retirement account or another employer's qualified plan if the subsequent employer permits such transfer.

FORFEITURES

Forfeitures are used to reduce employer matching contributions. Forfeitures of $7,529 and $6,380 were used to reduce contributions during the years ended December 31, 2000 and 1999, respectively.

PLAN ADMINISTRATION

The cost of administering the Plan may be paid by the Company. If the Company does not pay the cost of administering the Plan, it shall be paid from assets of the Plan. The Company has historically paid all of the costs associated with administering the Plan.

PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                Southwest Bank
                        401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct investment of employer and employee contributions in 5 percent increments in any of five investment options including shares of common stock of Mississippi Valley Bancshares, Inc. A participant has the opportunity to change his or her investment directions daily.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are presented on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end.

Shares of Mississippi Valley Bancshares, Inc. common stock are valued at the closing bid price on the last business day of the year.

                                Southwest Bank
                        401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)


2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. INVESTMENTS

The following table presents investments at fair value. Investments that represent 5 percent or more of the Plan's net assets available for benefits are separately identified.

                                                                 DECEMBER 31
                                                           2000              1999
                                                     --------------------------------
  Investment in registered investment companies:
     Janus Government Money Market Fund                $  585,755*       $  479,048*
     Oppenheimer Strategic Growth Fund                     53,785            26,862
     Janus Fund                                           328,509           169,073
     Janus Worldwide Fund                                 117,719            89,624
     Janus Money Market Account                            77,459            76,024
  Common stock:
     Mississippi Valley Bancshares, Inc. Common
       Stock                                            8,339,887*        7,476,489*
                                                     --------------------------------
                                                       $9,503,114        $8,317,120
                                                     ================================

*Represent 5 percent or more of Plan's net assets available for benefits.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                           YEAR ENDED DECEMBER 31
                                                           2000              1999
                                                       ------------------------------

  Registered investment companies                        $(28,477)      $   113,835
  Common stock                                            628,548        (1,811,972)
                                                       ------------------------------
                                                         $600,071       $(1,698,137)
                                                       ==============================

Dividends paid on Mississippi Valley Bancshares, Inc. common stock were $112,684 and $103,665 for the years ended December 31, 2000 and 1999, respectively.

                                Southwest Bank
                        401(k) Retirement Savings Plan

                  Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter, subject to the adoption of proposed amendments, from the Internal Revenue Service dated April 30, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

                            Supplemental Schedule

                                Southwest Bank
                        401(k) Retirement Savings Plan

                         EIN: 43-0528830 Plan No. 002

        Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              December 31, 2000


                                                                               FAIR
     IDENTITY OF ISSUER                 DESCRIPTION OF INVESTMENT             VALUE
---------------------------------------------------------------------------------------
Janus Government Money Market     585,755 shares of registered
 Fund                               investment company                      $  585,755
Mississippi Valley Bancshares,    283,911 shares of common stock
  Inc. Common Stock*                                                         8,339,887
Oppenheimer Strategic Growth      13,313 shares of registered
 Fund                               investment company                          53,785
Janus Fund                        9,868 shares of registered investment
                                    company                                    328,509
Janus Worldwide Fund              2,070 shares of registered investment
                                    company                                    117,719
Janus Money Market Account        N/A                                           77,459
                                                                          --------------
                                                                            $9,503,114
                                                                          ==============

*Represents party-in-interest to the Plan.

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